Exhibit 12.1

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
AND PREFERRED DIVIDENDS
AMERICAN NATIONAL BANKSHARES INC.
The following table presents the calculation of the consolidated ratios of (i) earnings to fixed charges and (ii) earnings to fixed charges and preferred stock dividends for the periods presented:

	For the Nine Months Ended September 30,		For the Years Ended December 31,
	2017	2016	2016	2015	2014	2013	2012
Income before income taxes:	$18,855	$17,351	$23,308	$21,059	$17,943	$21,801	$22,299
Fixed charges	5,273	4,888	6,438	6,045	5,804	6,653	8,226

Earnings available for fixed charges	$24,128	$22,239	$29,746	$27,104	$23,747	$28,454	$30,525

Fixed charges:
Interest expense on deposits	$4,081	$3,902	$5,103	$4,811	$4,654	$5,460	$6,843
Interest expense on short-term borrowings	94	6	10	9	9	40	150
Interest expense on long-term borrowings	999	887	1,203	1,084	1,067	1,083	1,148
Portion of rent expense that represents an estimated interest factor	99	93	122	141	74	70	85
Total fixed charges	5,273	4,888	6,438	6,045	5,804	6,653	8,226
Preferred stock dividends	—	—	—	—	—	—	—
Total fixed charges and preferred stock dividends	$5,273	$4,888	$6,438	$6,045	$5,804	$6,653	$8,226

Ratios of earnings to fixed charges (1):
Including deposit interest	458%	455%	462%	448%	409%	428%	371%
Excluding deposit interest	2,024%	2,255%	2,228%	2,196%	2,065%	2,385%	2,207%

Ratios of earnings to fixed charges and preferred dividends (1)(2):
Including deposit interest	458%	455%	462%	448%	409%	428%	371%
Excluding deposit interest	2,024%	2,255%	2,228%	2,196%	2,065%	2,385%	2,207%
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(1)
For purposes of calculating the ratio of earnings to fixed charges, fixed charges is the sum of (i) interest cost, including interest on deposits; and (ii) that portion of rent expense estimated to be representative of the interest factor.

(2)
For purposes of calculating the ratio of earnings to fixed charges and preferred stock dividends, we divide earnings by the sum of fixed charges and preferred stock dividends. There was no preferred stock outstanding during the periods presented.